FOR IMMEDIATE RELEASE

JED OIL AND CARIBOU RESOURCES ANNOUNCE COMPLETION OF ARRANGEMENTS

Shareholders Approve Changes to Preferred Share Terms

(all amounts expressed in U.S. Dollars)

Didsbury, Alberta – Wednesday, August 1, 2007 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced completion on July 31st of the previously announced offer to Caribou Resources Corp. (formerly TSX Venture: CBU) (“Caribou”) to acquire all of its shares and settle with its creditors.  Caribou is now a wholly-owned subsidiary of JED and its name has been changed to JED Production Inc.

Caribou Arrangements

The transactions completed yesterday were both a Plan of Arrangement under the Business Corporation’s Act (Alberta) (the “ABCA Arrangement”) and a Plan of Arrangement under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA Plan”).  Under the ABCA Arrangement, JED has acquired all of the issued and outstanding common shares of Caribou and the former Caribou shareholders will receive JED common shares, on the basis of one JED common share for ten Caribou common shares.  The outstanding stock options and warrants to acquire common shares of Caribou which were not exercised have been terminated.  Approval for the ABCA Arrangement was received by the requisite majority of the holders of Caribou common shares, options and warrants held on July 30th and a Final Order approving the ABCA Arrangement was granted yesterday by the Court of Queen’s Bench of Alberta.  In addition, at a special meeting on July 30th, JED’s common shareholders approved the issuance of up to a maximum of 4 million common shares to be issued to the former Caribou shareholders.  The number of issued and outstanding Caribou shares at completion of the transactions was approximately 38.53 million shares, so approximately 3.853 million of the maximum of 4 million common shares of JED will be issued.

Under the CCAA Plan, creditors of Caribou ranking in priority behind the major secured creditor, whose position JED has acquired, will receive cash of approximately $345,500 plus the issuance of 5 million JED common shares.  Under the CCAA Plan the secured creditors whose security ranks behind JED’s will share in the net proceeds from 800,000 of the JED common shares and the unsecured creditors will share in the balance of the cash and JED common shares.  Creditors of Caribou who have security that ranks ahead of JED’s are not be affected by the CCAA Plan and will be paid by JED.  Approvals for the CCAA Plan of Arrangement were received by the requisite majority of both the unsecured creditors and the secured creditors subordinate to JED in two creditor meetings held on June 30th and a Sanction Order approving the CCAA Arrangement was granted yesterday by the Court of Queen’s Bench of Alberta.  In addition, at a special meeting on July 30th, JED’s common shareholders approved the issuance of the 5 million common shares to be issued under the CCAA Plan.  Following the issuance of up to a maximum of 9 million common shares for both arrangement transactions, JED now has approximately 23.853 million issued and outstanding common shares.

“With the completion of the Caribou acquisition, we have acquired the additional assets and resources we need to proceed with our business plan for 2007 and 2008 in accordance with the guidance we provided on June 19th”, stated James Rundell, JED’s President.  “We are looking forward to the opportunities provided by this acquisition.” As previously disclosed, as a result of this combination with Caribou, JED expects to have combined production of approximately 1,500 barrels of oil equivalent per day (“BOE/d”).  Current estimates for 2007 year-end production is approximately 2,900 BOE/d. Utilizing existing lands, the current capital base and the significant reduction in debt, the forecasted exit rate for Q1 2008 is expected to be approximately 4,100 BOE/d and the Q2 2008 exit rate is expected to be 4,500 BOE/d.

Preferred Share Amendments

At the special meeting of JED’s shareholders held on July 30th, amendments to the terms of the Series B Preferred Shares were also approved.  The amendments extend the maturity date for the redemption by JED of the preferred shares to February 1, 2010 and reduce the price at which the preferred shares can be converted to common shares from $16.00 to $3.50.  Each preferred share has a stated value of $16.00, so under the amendments a person holding 1,000 preferred shares who elects to convert them to common shares would receive 4,571 common shares rather than 1,000.

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JED Oil Inc.

August 1, 2007

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

BOE’s may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf of natural gas to 1barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  The assets, production or drilling opportunities anticipated by the acquisition of Caribou may not be realized. Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s website (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the website (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, Chief Executive Officer

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corporate Affairs

                 www.theequitygroup.com

(403) 335-2105

www.jedoil.com